SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated June 10, 2004

                                   ----------

                             STMicroelectronics N.V.
                              (Name of Registrant)

                         39, Chemin du Champ-des-Filles
                    1228 Plan-les-Ouates, Geneva, Switzerland

                    (Address of Principal Executive Offices)

                                   ----------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F X    Form 40-F
                                    ---            ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                  Yes      No X
                                     ---     ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes      No X
                                     ---     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

                         Rule 12g3-2(b): 82- __________

Enclosure: A press release dated June 8, 2004, announcing the redemption of all outstanding zero coupon senior convertible bonds due 2010 by STMicroelectronics N.V.

Geneva, June 8, 2004 - STMicroelectronics (NYSE: STM) announced that the Company will redeem all of its remaining outstanding Zero Coupon Senior Convertible Bonds due 2010 (the "2010 Bonds") on July 9, 2004 at a redemption price equal to $789.76 per $1,000 principal amount. The redemption price is comprised of $689.68 principal amount at issuance plus the accrued original issue discount calculated through the date of the redemption of $100.08.

To date, ST has repurchased a nominal amount of $1,980,330,000 of its 2010 Bonds, representing 92.28% of the total amount of 2010 Bonds issued. The residual nominal amount of the currently outstanding 2010 Bonds is $165,593,000. Unless the Company defaults on payment of the redemption price, the original issue discount on the remaining outstanding 2010 Bonds, if any, will cease to accrue on and after July 9, 2004, the redemption date. The 2010 Bonds may continue to be converted at any time before the close of business on July 9, 2004. Today's applicable conversion rate is 9.320 ST common shares per $1,000 principal amount. Based on the amount outstanding, if all the remaining holders of the 2010 Bonds choose to convert their 2010 Bonds into common shares before July 9, 2004, 1,543,326 ST common shares would be issued.

A notice of redemption is being mailed to all registered holders of the 2010 Bonds.

To redeem the 2010 Bonds, or receive further information concerning this redemption, please contact:


------------------------------------------------------------------------------------------------------------
Trustee, New York Registrar, New York    Paris Paying and Conversion   Dutch Registrar
Paying and Conversion Agent:             Agent
------------------------------------------------------------------------------------------------------------
The Bank of New York 101 Barclay Street  BNP Paribas 16 boulevard des  Netherlands Management Company B.V.
Floor 21 West New York, New York 10286   Italiens 75009 Paris, France  Herengracht 320 1016 CE Amsterdam The
                                                                       Netherlands
------------------------------------------------------------------------------------------------------------

About STMicroelectronics
STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today's convergence markets. The Company's shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2003, the Company's net revenues were $7.24 billion and net earnings were $253 million. Further information on ST can be found at www.st.com.
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



                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             STMicroelectronics N.V.


Date:    June 10, 2004              By:  /s/ PASQUALE PISTORIO
                                        ------------------------------

                                    Name:  Pasquale Pistorio
                                    Title: President and Chief Executive Officer

Enclosure: A press release dated June 8, 2004, announcing the redemption of all outstanding zero coupon senior convertible bonds due 2010 by STMicroelectronics N.V.